UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

TRANSGENOMIC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89365K206
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

January 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89365K206	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER

		29,263,131
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		29,263,131

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,263,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89365K206	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		29,263,131
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		29,263,131

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,263,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY SENIOR STAFF 2008 LLC I.R.S. IDENTIFICATION NO.: 26-1868899
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		11,705,253
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		11,705,253

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,705,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY STAFF 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853493
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		11,705,253
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		11,705,253

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,705,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY INCENTIVE 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853442
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		5,852,625
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		5,852,625

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,852,625
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 7 of 12

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated December 29, 2010 and filed on January 11, 2011, as amended by Amendment No. 1 dated February 3, 2012 and filed on February 7, 2012 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Transgenomic, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security Senior Staff 2008 LLC (“Senior Staff”), a Virginia limited liability company that is managed by Third Security, LLC (“Third Security”), a Virginia limited liability company controlled by Mr. Kirk, Third Security Staff 2010 LLC (“Staff”), a Virginia limited liability company that is managed by Third Security, and Third Security Incentive 2010 LLC (“Incentive” and, together with Senior Staff and Staff, the “Investors” and, the Investors together with Mr. Kirk and Third Security, the “Reporting Persons”), a Virginia limited liability company that is managed by Third Security, are filing this Amendment to disclose the acquisition by the Investors of an aggregate of 9,000,000 shares of Common Stock (which number assumes the exercise of warrants to purchase Common Stock purchased by the Investors) in connection with a private placement by the Issuer on January 25, 2013.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 25, 2013, the Company entered into a Securities Purchase Agreement with various investors (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, the “Securities Purchase Agreement”) pursuant to which it issued and sold to such investors (i) 16,600,000 shares of Common Stock (the “Financing Shares”) at a purchase price of $0.50 per share and (ii) warrants (in the form filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, the “Financing Warrants”) to acquire up to 8,300,000 shares of Common Stock with an exercise price of $0.75 per share (the “Financing Warrant Shares”) (such transaction the “Financing”).  The Investors purchased an aggregate of 6,000,000 Financing Shares and 3,000,000 Financing Warrants (such shares issuable upon exercise of these Financing Warrants being herein referred to as the “Investor Financing Warrant Shares”) in the Financing.  Upon full exercise of the Financing Warrants, the Company will receive an additional $2,250,000 from the Investors.

The foregoing references to and description of the Securities Purchase Agreement and the Financing Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Securities Agreement and the Financing Warrants, which are included as Exhibits 13 and 14 hereto, respectively, and are incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

CUSIP No. 89365K206	Page 8 of 12

The Reporting Persons acquired any and all Company securities for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock, Preferred Stock or other convertible securities of the Company. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock or securities convertible into Common Stock depending on those and other considerations.

At the date of this Statement, other than as set forth herein, the Reporting Persons do have plans or proposals which would result in:

(a)               The acquisition of additional securities of the Company.

If (i) the Preferred Shares issuable pursuant to the Purchase Agreement and the Warrant Shares issued upon full exercise of the Warrants are converted into shares of Common Stock, at a conversion price of $0.58 per share, (ii) the Note Conversion Warrants are exercised in full for the Note Conversion Warrant Shares and (iii) the Financing Warrants held by the Investors are exercised in full for the Investor Financing Warrant Shares, the Investors could own 29,263,131 shares of Common Stock.

(d)               A change in the present board of directors of the Company.

Pursuant to the Certificate of Designation, holders of the Preferred Stock are entitled, as a separate voting group, at each annual or special election of directors, to elect two directors to the Board (each a “Series A Director”).  In addition, pursuant to the terms of the Purchase Agreement, the Series A Directors chosen by the Investors were elected to the Board as of the closing of the transaction under the Purchase Agreement.

Except as described above, at the date of this Statement, each of the Reporting Persons has no present plan or proposal that would result in:

(a)               The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)               An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)               A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

CUSIP No. 89365K206	Page 9 of 12

(d)               Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)               Any material change in the present capitalization or dividend policy of the Company;

(f)                Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)               Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)               Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)         See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 71,645,725 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012, increased by (i) the aggregate number of shares of Common Stock into which the aggregate number of shares of Preferred Stock issued upon the execution of the Purchase Agreement (2,586,205 shares of Preferred Stock convertible into 10,344,820 shares of Common Stock at a conversion price of $0.58 per share) and the aggregate number of shares of Preferred Stock issuable upon exercise of the Warrants (1,293,102 shares of Preferred Stock convertible into 5,172,408 shares of Common Stock at a conversion price of $0.58 per share) are convertible (an aggregate of 15,517,228 shares of Common Stock), (ii) the Note Conversion Warrant Shares, (iii) the Financing Shares and (iv) the Investor Financing Warrant Shares.

CUSIP No. 89365K206	Page 10 of 12

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk (2)	29,263,131	27.0%	27.0%	—	29,263,131	—
Third Security, LLC (2)	29,263,131	27.0%	27.0%	—	29,263,131	—
Third Security Senior Staff 2008 LLC	11,705,253	10.8%	10.8%	—	11,705,253	—
Third Security Staff 2010 LLC	11,705,253	10.8%	10.8%	—	11,705,253	—
Third Security Incentive 2010 LLC	5,852,625	5.4%	5.4%	—	5,852,625	—

(1)	Assumes the full conversion of the Preferred Stock and full exercise of the Warrants, Note Conversion Warrants and Investor Financing Warrants into Common Stock as described above.
(2)	Randal J. Kirk controls Third Security, LLC, which is the manager of each of the Investors.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the Investors and set forth in the table above.

(c)               Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d)-(e)         Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Financing Registration Rights Agreement

The following is a summary of certain terms and conditions of the Registration Rights Agreement which is attached hereto as Exhibit 15.

In connection with the Financing, the Company, the investors therein and the Investors entered into a registration rights agreement (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, the “Financing Registration Rights Agreement”), pursuant to which the Company agreed to file a registration statement on Form S-1 covering the resale of the Financing Shares and the Financing Warrant Shares (collectively, the “Financing Registrable Securities”), as provided in the Financing Registration Rights Agreement. The Company’s obligations under the Financing Registration Rights Agreement terminate as to each holder of Financing Registerable Securities, upon the earliest to occur of the following: (A) a sale pursuant to a Registration Statement or Rule 144 under the Securities Act (in which case, only such security sold by the holder shall cease to be a Financing Registrable Security); or (B) becoming eligible for resale by the holder under Rule 144 without the requirement for the Company to be in compliance with the current public information requirement thereunder and without volume or manner-of-sale restrictions.

CUSIP No. 89365K206	Page 11 of 12

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

Exhibit 13
Securities Purchase Agreement by and among Transgenomic, Inc. certain investors and the Investors, dated January 25, 2013 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 14
Form of Warrant issued by Transgenomic, Inc. to certain investors and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 15
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 16
Joint Filing Agreement, dated as of January 31, 2013, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC

CUSIP No. 89365K206	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2013

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY INCENTIVE 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Series A Convertible Preferred Stock Purchase Agreement, dated December 29, 2010, by and among Transgenomic, Inc. (the “Company”), Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 2	Form of Warrant (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 3
Certificate of Designation of Series A Convertible Preferred Stock dated as of December 28, 2010 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 4
Registration Rights Agreement, dated December 29, 2010, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 5
Joint Filing Agreement, dated as of January 10, 2011, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 6
Convertible Promissory Note Purchase Agreement by and among Transgenomic, Inc.; Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 7
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Senior Staff 2008 LLC dated December 30, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 8
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Staff 2010 LLC dated December 30, 2011 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 9
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 10
Form of Warrant issued by Transgenomic, Inc. to Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC on February 3, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 11
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 12
Joint Filing Agreement, dated as of February 7, 2012, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 13
Securities Purchase Agreement by and among Transgenomic, Inc. certain investors and the Investors, dated January 25, 2013 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 14
Form of Warrant issued by Transgenomic, Inc. to certain investors and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 15
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 16
Joint Filing Agreement, dated as of January 31, 2013, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed herewith)